mark.johnson@klgates.com

March 14, 2018

T +1 617 261 3260

F +1 617 261 3175

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Julie Griffith
                J. Nolan McWilliams

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-220816)

Ladies and Gentlemen:

Reference is made to our letter to the Securities and Exchange Commission (the “Commission”) dated January 29, 2018 requesting, on behalf of our client Two Rivers Water & Farming Company (the “Registrant”), that the Commission consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-220816), together with all exhibits and amendments thereto.

We hereby request that the Commission consent to the withdrawal of such letter dated January 29, 2018, effective as of the date hereof or at the earliest practicable date hereafter. The Registrant is submitting, directly and separately, a letter to the Commission with respect to the withdrawal of such Registration Statement.

If you have any questions with respect to this matter, please contact Mark L. Johnson at (617-261-3260.

Very truly yours,

K&L Gates LLP

/s/ Mark L. Johnson

Mark L. Johnson